Exhibit 99.25

FORM 13-502F1 CLASS 1 AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE MANAGEMENT CERTIFICATION I, Kevin Hibbert , an officer of the reporting issuer noted below have examined this Form 13-502F1 (the Form) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate. (s)Kevin Hibbert February 28, 2020 Name: Date: Title: Reporting Issuer Name: Sprott Inc. End date of previous financial year: December 31, 2019 Type of Reporting Issuer: Class 1 reporting issuer Class 3B reporting issuer Highest Trading Marketplace: TSX (refer to the definition of “highest trading marketplace” under OSC Rule 13-502 Fees) Market value of listed or quoted equity securities: (in Canadian Dollars - refer to section 7.1 of OSC Rule 13-502 Fees) Equity Symbol 1st Specified Trading Period (dd/mm/yy) SII to (refer to the definition of “specified trading period” under OSC 01/01/19 31/03/19 Rule 13-502 Fees) Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted $3.03 on the highest trading marketplace (i) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 253,485,943 (ii) $768,062,407.29 Market value of class or series (i) x (ii) (A) 2nd Specified Trading Period (dd/mm/yy) to (refer to the definition of “specified trading period” under OSC 01/04/2019 30/06/19 Rule 13-502 Fees)

FORM 13-502F1 CLASS 1 AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE MANAGEMENT CERTIFICATION I, Kevin Hibbert , an officer of the reporting issuer noted below have examined this Form 13-502F1 (the Form) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate. (s)Kevin Hibbert February 28, 2020 Name: Date: Title: Reporting Issuer Name: Sprott Inc. End date of previous financial year: December 31, 2019 Type of Reporting Issuer: Class 1 reporting issuer Class 3B reporting issuer Highest Trading Marketplace: TSX (refer to the definition of “highest trading marketplace” under OSC Rule 13-502 Fees) Market value of listed or quoted equity securities: (in Canadian Dollars - refer to section 7.1 of OSC Rule 13-502 Fees) Equity Symbol 1st Specified Trading Period (dd/mm/yy) SII to (refer to the definition of “specified trading period” under OSC 01/01/19 31/03/19 Rule 13-502 Fees) Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted $3.03 on the highest trading marketplace (i) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 253,485,943 (ii) $768,062,407.29 Market value of class or series (i) x (ii) (A) 2nd Specified Trading Period (dd/mm/yy) to (refer to the definition of “specified trading period” under OSC 01/04/2019 30/06/19 Rule 13-502 Fees)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted $3.37 on the highest trading marketplace (iii) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 253,501,512 (iv) (iii) x (iv) $854,300,095.44 Market value of class or series (B) 3rd Specified Trading Period (dd/mm/yy) (refer to the definition of “specified trading period” under OSC Rule 13-502 Fees) Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period Market value of class or series 4th Specified Trading Period (dd/mm/yy) 01/07/19 to 30/09/19 $ 3.12 (v) 253,804,511 (vi) (v) x (vi) $791,870,074.32 (C) (refer to the definition of “specified trading period” under OSC 01/10/19 to 31/12/19 Rule 13-502 Fees) Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace 2.98 (vii) Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 253,130,798 (viii) (vii) x (viii) $754,329,778.04 Market value of class or series (D) 5th Specified Trading Period (dd/mm/yy) to (if applicable - refer to the definition of “specified trading period” under OSC Rule 13-502 Fees) Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted $ (ix) on the highest trading marketplace Number of securities in the class or series of such (x)